Exhibit 99.1

TD BANK GROUP RELEASES FINANCIAL INFORMATION PACKAGE REFLECTING SEGMENT REALIGNMENT,

IMPLEMENTATION OF NEW IFRS STANDARDS AND AMENDMENTS, AND IMPACT OF THE STOCK DIVIDEND

TORONTO, January 31, 2014 – TD Bank Group (“TD” or “the Bank”) (TSX and NYSE: TD) today released on its website (www.td.com/investor) a supplemental financial information package containing certain quarterly and annual financial information for fiscal 2013 and 2012 that reflects the following changes:

•	Realignment of the Bank’s reportable segments
•	Implementation of new standards and amendments under International Financial Reporting Standards that require retrospective application effective November 1, 2013 (the “New IFRS Standards and Amendments”)
•	Pro forma impact of the TD stock dividend announced on December 5, 2013

The impacts of the above changes have been applied to recast fiscal 2013 and 2012 results in the supplemental financial information package referred to above. This information is provided to help readers of the Bank’s financial statements better understand these impacts on the Bank’s 2013 and 2012 consolidated financial results. This information should be read in conjunction with Notes 4 and 37 to the Consolidated Financial Statements found in the Bank’s Fiscal 2013 Annual Report available on the Bank’s website at www.td.com/investor. The recast results as presented below and in the accompanying supplemental financial information package are unaudited. Certain information has been “adjusted” as defined under the heading Non-GAAP Financial Measures below.

SEGMENT REALIGNMENT

Commencing with the Bank’s first quarter Report to Shareholders in 2014, the Bank will report its results under the following segments, with comparative periods showing the realigned segments:

•	Canadian Retail, which consists of the existing Canadian Personal and Commercial Banking segment, including Canadian credit cards and TD Auto Finance Canada, and will now also include the results of the Canadian wealth and insurance businesses
•	U.S. Retail, which consists of the existing U.S. Personal and Commercial Banking segment, including U.S. credit cards and TD Auto Finance U.S., and will now also include the results of the U.S. wealth business and the Bank’s investment in TD Ameritrade
•	Wholesale Banking
•	Corporate

Presented below are reported and adjusted Net income (loss) by business segment. Both reported and adjusted have been recast to reflect the Bank’s realigned reportable segments as well as for the impacts of the New IFRS Standards and Amendments, each of which are discussed in greater detail below.

Net income (loss) by Business Segment[1]
(millions of Canadian dollars)	For the years ended October 31
		2013		2012
	Reported	Adjusted	Reported	Adjusted
Canadian Retail	$4,569	$4,681	$4,463	$4,567
U.S. Retail	1,752	1,852	1,325	1,619
Wholesale Banking	650	650	880	880
Corporate	(331)	(47)	(208)	(2)
Total	$6,640	$7,136	$6,460	$7,064
1	For more detailed information on a reported basis refer to the Segmented Information disclosure included with this press release.

NEW IFRS STANDARDS AND AMENDMENTS

The following New IFRS Standards and Amendments that require retrospective application were adopted by the Bank effective November 1, 2013:

•	IFRS 10, Consolidated Financial Statements
•	IFRS 11, Joint Arrangements
•	International Accounting Standard 19 (Revised 2011), Employee Benefits (IAS 19)

The Bank’s adoption of IFRS 10 resulted in the deconsolidation of TD Capital Trust IV (Trust IV) which was previously consolidated by the Bank. Upon deconsolidation of Trust IV, the TD Capital Trust IV Notes issued by Trust IV were removed from the Bank’s Consolidated Balance Sheet. IFRS 10 did not have a material impact on the financial position, cash flows, or earnings of the Bank.

IFRS 11 outlines the principles relating to the accounting for joint arrangements, which are arrangements where two or more parties have joint control. It requires use of the equity method of accounting when accounting for joint ventures as compared to proportionate consolidation which was the accounting policy choice previously adopted by the Bank. The adoption of IFRS 11 did not have a material impact on the financial position, cash flows or earnings of the Bank.

The amendments to IAS 19 eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in Other comprehensive income. Net interest expense or income is calculated by applying the discount rate to the net defined benefit asset or liability, and is recorded in the Consolidated Statement of Income for the period.

The primary impact of the New IFRS Standards and Amendments on the Bank’s reported and adjusted earnings per share, and reported and adjusted net income, as presented in the full year financial highlights below, resulted from the adoption of the amendments to IAS 19, which was discussed in Note 4 of the 2013 Consolidated Financial Statements.

STOCK DIVIDEND

As previously announced on December 5, 2013, the Bank’s Board of Directors has declared a stock dividend of one common share per each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares. Shareholders of record as at the close of business on January 23, 2014 are entitled to receive the stock dividend on the payment date of January 31, 2014.

The following financial highlights have been recast to include the effects of the New IFRS Standards and Amendments, compared with previously reported results for fiscal 2013 and 2012, and also include the pro forma effect on the Bank’s basic and diluted earnings per share, as if the stock dividend was retroactively applied to all periods presented.

FULL YEAR FINANCIAL HIGHLIGHTS:

•	2013 reported diluted earnings per share were $3.44 (2012 - $3.38), compared with $3.46 previously reported (2012 - $3.38), adjusted for the stock dividend
•	2013 adjusted diluted earnings per share were $3.71 (2012 - $3.71), compared with $3.73 previously reported (2012 - $3.71), adjusted for the stock dividend
•	2013 reported net income was $6,640 million (2012 - $6,460 million), compared with $6,662 million previously reported (2012 - $6,471 million)
•	2013 adjusted net income was $7,136 million (2012 - $7,064 million), compared with $7,158 million previously reported (2012 - $7,075 million)

Caution Regarding Forward Looking Information, and Other Matters

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank's 2013 MD&A under the headings "Economic Summary and Outlook", for each business segment "Business Outlook and Focus for 2014" and in other statements regarding the Bank's objectives and priorities for 2014 and beyond and strategies to achieve them, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties - many of which are beyond the Bank's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; disruptions in or attacks (including cyber attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the impact of recent legislative and regulatory developments; the overall difficult litigation environment, including in the United States; changes to the Bank's credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please see the "Risk Factors and Management" section of the 2013 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2014", each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

Non-GAAP Financial Measures

The Bank utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its segments and to measure overall Bank performance. The Bank removes “items of note,” net of income taxes, from reported results as items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. Adjusted results and adjusted earnings per share are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. For more information of a general nature, see “How the Bank Reports” in the Bank’s 2013 Management’s Discussion & Analysis.

First Quarter 2014 Results and Earnings Conference Call

TD will release the financial results for the first quarter of 2014 on February 27, 2014. The Bank will also host an investor call on February 27, 2014 at 3:00 p.m. to discuss first quarter results and address questions on those results. Call details will be available in early February.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or “the Bank”). TD is the sixth largest bank in North America by branches and serves over 22 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth, TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$862.0 billion in assets on October 31, 2013. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030

Ali Duncan Martin, Manager, Media Relations, 416-983-4412

SEGMENTED INFORMATION

Presented below is the relevant portion of the Segmented Information Note to the Bank’s 2013 Consolidated Financial Statements, recast for the Bank’s realigned reportable segments as well as for the impacts of the New IFRS Standards and Amendments.

For management reporting purposes, and commencing in the first quarter 2014, the Bank will report its results under three key business segments: Canadian Retail, which consists of the previous Canadian Personal and Commercial Banking segment, including Canadian credit cards and TD Auto Finance Canada, and will now include Canadian wealth and insurance; U.S. Retail, which consists of the previous U.S. Personal and Commercial Banking segment, including U.S. credit cards and TD Auto Finance U.S., and will now include U.S. wealth and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

The results of the credit card portfolio of MBNA Canada, acquired on December 1, 2011, as well as the integration charges and direct transaction costs related to the acquisition, are reported in the Canadian Retail segment. The results of the U.S. credit card portfolio of Target Corporation (“Target”), acquired on March 13, 2013, are reported in the U.S. Retail segment and the results of Epoch Investment Partners, Inc. (“Epoch”), acquired on March 27, 2013, are reported in the U.S. Retail segment.

Canadian Retail is comprised of Canadian personal and commercial banking, which provides financial products and services to personal, small business, and commercial customers, TD Auto Finance Canada, the Canadian credit card business, the Canadian Wealth business, which provides investment products and services to institutional and retail investors, and the Insurance business. U.S. Retail is comprised of the personal and commercial banking operations in the U.S. operating under the brand TD Bank, America’s Most Convenient Bank, primarily in the Northeast and Mid-Atlantic regions and Florida, and the U.S. wealth business, including Epoch and the Bank’s equity investment in TD Ameritrade. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. The Bank’s other activities are grouped into the Corporate segment. The Corporate segment includes the effects of asset securitization programs, treasury management, collective provision for credit losses in Canadian Retail and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.

The results of each business segment reflect revenue, expenses and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (“TEB”), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

The Bank purchases credit default swaps (“CDS”) to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, these CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on these CDS, in excess of the accrued cost, are reported in the Corporate segment.

The Bank reclassified certain debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs, are reported in the Corporate segment.

The following table summarizes the recast segment results for the years ended October 31, 2013, October 31, 2012, and October 31, 20111.

Results by Business Segment
(millions of Canadian dollars)	For the years ended October 31
					2013
	Canadian	U.S.	Wholesale
	Retail	Retail	Banking	Corporate	Total
Net interest income (loss)	$8,922	$5,173	$1,982	$(3)	$16,074
Non-interest income (loss)	8,860	2,149	428	(252)	11,185
Provision for (reversal of) credit losses	929	779	26	(103)	1,631
Insurance claims and related expenses	3,056	–	–	–	3,056
Non-interest expenses	7,754	4,768	1,542	1,005	15,069
Income (loss) before income taxes	6,043	1,775	842	(1,157)	7,503
Provision for (recovery of) income taxes	1,474	269	192	(800)	1,135
Equity in net income of an investment in
associate, net of income taxes	–	246	–	26	272
Net income (loss)	$4,569	$1,752	$650	$(331)	$6,640

Total assets as at October 31
(billions of Canadian dollars)	$312.1	$244.5	$269.3	$36.1	$862.0

					2012
Net interest income (loss)	$8,606	$4,663	$1,805	$(48)	$15,026
Non-interest income (loss)	8,387	1,570	849	(286)	10,520
Provision for (reversal of) credit losses	1,151	779	47	(182)	1,795
Insurance claims and related expenses	2,424	–	–	–	2,424
Non-interest expenses	7,485	4,246	1,570	715	14,016
Income (loss) before income taxes	5,933	1,208	1,037	(867)	7,311
Provision for (recovery of) income taxes	1,470	92	157	(634)	1,085
Equity in net income of an investment in
associate, net of income taxes	–	209	–	25	234
Net income (loss)	$4,463	$1,325	$880	$(208)	$6,460

Total assets as at October 31
(billions of Canadian dollars)	$303.8	$214.3	$260.7	$32.3	$811.1

					2011
Net interest income (loss)	$7,734	$4,390	$1,659	$(122)	$13,661
Non-interest income (loss)	7,919	1,441	837	(18)	10,179
Provision for (reversal of) credit losses	824	687	22	(43)	1,490
Insurance claims and related expenses	2,178	–	–	–	2,178
Non-interest expenses	6,958	3,684	1,468	937	13,047
Income (loss) before income taxes	5,693	1,460	1,006	(1,034)	7,125
Provision for (recovery of) income taxes	1,539	268	191	(672)	1,326
Equity in net income of an investment in
associate, net of income taxes	–	207	–	39	246
Net income (loss)	$4,154	$1,399	$815	$(323)	$6,045

Total assets as at October 31
(billions of Canadian dollars)	$280.2	$203.7	$220.3	$31.3	$735.5
1	Fiscal 2011 amounts do not include impacts related to the New IFRS Standards and Amendments, as the transition date for the Bank was November 1, 2011.